TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three and nine months ended April 30, 2005 and 2004

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended April 30, 2005.

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	April 30, 2005	July 31, 2004
	(Unaudited – Prepared by Management)	(Audited)

Assets

Current

Cash	$94,456	$69,887
Accounts receivable	7,379	356
Due from related company (Note 4)	9,095	7,971
Prepaid expenses	37,572	32,972
	148,502	111,186

Investment in associated companies (Note 3)	2,283,422	1,197,839
Property and equipment	86,399	89,676
Oil and gas interest	1	1

Total Assets	$2,518,324	$1,398,702

Liabilities

Current

Accounts payable and accrued liabilities	$3,137	$6,017
Due to related party (note 4)	5,000	-

Total Liabilities	8,137	6,017

Non-Controlling Interest in AMG Oil Ltd.	14,510	25,315

Shareholders’ Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at April 30, 2005: (Note 5)
2,516,823 shares (July 31, 2004: 2,516,823 shares)	13,175,075	13,175,075
Common stock held by subsidiary: 2,205 shares	-	(11,993)
Deficit	(10,679,398)	(11,795,712)

Total Shareholders’ Equity	2,495,677	1,367,370

Total Liabilities and Shareholders’ Equity	$2,518,324	$1,398,702

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004

Expenses

General and administrative (Schedule)	$34,941	$46,496	$108,791	$90,732
Foreign exchange	969	9,184	(65,839)	7,324
Amortization	1,084	2,681	3,277	7,816
Loss before other items	(36,994)	(58,361)	(46,229)	(105,872)

Other Items

Interest income	1	212	1,276	1,421
Gain on sale of investment in associated
company (Note 3)	117,048	9,375	1,141,404	470,478
Loss on sale of investment in associated
company (Note 3)	(4,000)	-	(4,000)	-
Loss on sale of common stock held
by subsidiary	(8,685)	-	(8,685)	-
Recovery of loan receivable previously
Written-off (Note 4)	7,315	9,001	21,743	17,999

Income (Loss) from operations	74,685	(39,773)	1,105,509	384,026
Non-Controlling interest’s portion of AMG’s
Loss	1,889	8,026	10,805	14,577

Net income (loss) for the period	76,574	(31,747)	1,116,314	398,603

Deficit – Beginning of period	(10,755,972)	(11,824,191)	(11,795,712)	(12,254,541)

Deficit – End of Period	(10,679,398)	$(11,855,938)	$(10,679,398)	$(11,855,938)

Income (loss) per share - basic	$0.03	$(0.01)	$0.45	$0.16
- diluted	$0.03	$(0.01)	$0.33	$0.16

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004

Operating Activities

Net income (loss) for the period	$76,574	$(31,747)	$1,116,314	$398,603
Items not affecting cash:
Amortization	1,084	2,681	3,277	7,816
Non-controlling interest	(1,890)	(8,026)	(10,805)	(14,577)
Gain on sale of investment in associated company	(117,048)	(9,375)	(1,141,404)	(470,478)
Loss on sale of investment in associated company	4,000	-	4,000	-
Loss on sale of common stock held
by subsidiary	8,685	-	8,685	-
Recovery of loan in associated company	(7,315)	(9,001)	(21,743)	(17,999)
Changes in non-cash working capital:
Accounts receivable	(5,874)	(490)	(7,023)	1,048
Due to/from related company	(1,198)	572	(1,124)	2,990
Prepaid expenses	(601)	1,246	(4,600)	(4,084)
Loan receivable from associated company	7,315	9,001	21,743	17,999
Due to related party	5,000	-	5,000	-
Accounts payable and accrued liabilities	(15,673)	(3,004)	(2,880)	(364)

Net cash used in operating activities	(46,941)	(48,143)	(30,560)	(79,046)

Financing Activity

Net cash provided by financing activity	-	-	-	-

Investing Activities

Proceeds from sale of investment in associated
companies	230,298	-	2,081,214	937,636
Proceeds from sale of common stock held by
subsidiary	3,308	-	3,308	-
Purchase of investment in associated companies	(200,000)	34,283	(2,029,393)	(995,000)

Net cash provided by (used in) investing activities	33,606	34,283	55,129	(57,364)

Net increase (decrease) in cash during period	(13,335)	(13,860)	24,569	(136,410)
Cash position - Beginning of period	107,791	104,739	69,887	227,289

Cash position - End of period	$94,456	$90,879	$94,456	$90,879

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$1,399	$21,499	$6,716	$22,062
Corporate relations and development	-	-	-	1,250
Director fees	5,773	-	5,981	-
Filing and transfer agency fees	4,186	188	18,163	5,777
Legal	5,350	2,273	10,389	4,418
Office and miscellaneous	1,820	11,595	14,077	19,481
Printing	1,129	-	4,673	3,212
Rent	4,111	3,540	12,525	10,173
Telephone	1,149	928	4,101	3,279
Travel, promotion and accommodation	1,818	1,037	11,257	3,374
Wages and benefits	8,206	5,436	20,909	17,706

	$34,941	$46,496	$108,791	$90,732

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Nine Month Period Ended April 30, 2005 and 2004

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp. and its controlled subsidiary AMG Oil Ltd., have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2004. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to April 30, 2005 should read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2004.

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - INVESTMENTS IN ASSOCIATED COMPANIES

At April 30, 2005, the Company’s ownership interests in Associated Companies accounted for under the consolidation method or cost method of accounting are as follows:

					Percentage of
	July 31,			April 30,	Ownership/
	2004	Sales	Purchases	2005	Number of
	Carrying	during	during	Carrying	Common
	Value	the period	the period	Value	Shares Held
Consolidation Method:
AMG Oil Ltd.	$-	$-	$-	$-	49.40%/
					8,200,000
Cost Method:
Verida Internet Corp.	1	-	-	1	8.8%/
					844,642
Austral Pacific Energy	1,147,838	(933,810)	1,829,393	2,043,421	7.70%/
Ltd.					1,429,940
Gondwana Energy, Ltd.	50,000	(10,000)	-	40,000	12.40%/
					399,999
TAG Oil Ltd.	0	-	200,000	200,000	0.76%/
					500,000

	1,197,839	(943,810)	2,029,393	2,283,422

	$1,197,839	$(943,810)	$2,029,393	$2,283,422

During the nine month period ending April 30, 2005 the Company sold a total of 743,800 shares of Austral Pacific Energy Ltd. with a book value of $933,810, for proceeds of $2,075,214 resulting in a gain over carrying value of $1,141,404. The majority of the proceeds were used to acquire additional shares of Austral through the exercise of share purchase warrants.

NOTE 3 - INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

During the nine month period ending April 30, 2005 the Company sold a total of 100,000 shares of Gondwana Energy, Ltd. with a book value of $10,000, for proceeds of $6,000 resulting in a loss on sale over carrying value of $4,000.

On December 9, 2004, the Company exercised 836,845 Austral Pacific Energy Ltd. (“Austral Pacific”) share purchase warrants at an exercise price of US$1.50 per share.

On December 21, 2004, the Company exercised 382,750 Austral Pacific share purchase warrants at an exercise price of NZ$2.10 per share.

On March 18, 2005, the Company participated in a private placement in TAG Oil Ltd. The Company purchased 500,000 units, at $0.40 per unit. Each unit consists of one share and one share purchase warrant with each warrant entitling the Company to purchase one common share at a price of US$0.60 in the first year and US$0.80 in the second year, subject to an accelerated expiry if a trigger price is reached of US$1.00 in year one and US$1.20 in year two, in which event the warrant will expire thirty days after notice is given to the holder that the trigger price was reached, if not exercised.

Refer to Note 4

NOTE 4 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS

Certain transactions of the Company involve publicly-traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are Austral Pacific Energy Ltd. (“Austral Pacific”), Gondwana Energy, Ltd. (“Gondwana”), Verida Internet Corp. (“Verida”) and TAG Oil Ltd. (“TAG”)

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)	Due from/to Related and Associated Companies

At April 30, 2005, the Company was owed $9,095 (July 31, 2004 – $7,971) by TAG, a related company.

b)	Loan Receivable from Associated Company

Subsequent to the write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 (equivalent to US$10,799 as at July 31, 2003) for a period of twenty-four months. The total that was to be received, per the original agreement, was CAD$363,982 (equivalent to US$259,099 as at July 31, 2003), including principal and interest.

The Company did not receive any payments for the period between November 2002 and March 2003, and after receiving notice during the first quarter of the 2003 fiscal year from the payee that they were not in a financial position to continue paying the Company, the Company negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 (equivalent to approximately US$2,400 as at April 30, 2005) per month, which includes annual interest of 12%, over this new repayment period.

There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule. For the nine month period ended April 30, 2005 the Company has received $21,743 (April 30, 2004 – $17,999).

c)	Consulting Agreement

On April 1, 2005, the Company entered into a Consulting Agreement with a private company wholly-owned by its President to provide executive services to the Company. The agreement is for a one-year period, extendable if agreed by both parties with monthly compensation of $5,000.

d)	Other

The Company and Austral Pacific came to an agreement in August of 2003, with an effective date of July 1, 2003, whereby Austral Pacific agreed to pay $1,500 per month to DLJ Management Corp. (“DLJ”), a wholly-owned subsidiary of the Company, for a portion of DLJ’s overhead in relation to work performed by DLJ on Austral Pacific’s behalf.

During the nine months ended April 30, 2005, the Company incurred $6,643 (April 30, 2004 – $9,198) for wages and benefits to a former director of the Company.

During the nine months ended April 30, 2005, the Company incurred $773 (April 30, 2004 – Nil) has for hourly consulting fees to a current director of the Company.

NOTE 5 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at April 30, 2005 and July 31, 2004	2,516,823	$13,175,075

b)	Incentive Stock Options and Share Purchase Warrants

At April 30, 2005, the following share purchase warrants to purchase common shares are outstanding:

Number	Price	Expiry
Of Shares	per Share	Date

900,000	0.35	June 13, 2005

On March 31, 2005, 27,777 stock options exercisable at $31.50 per share expired as they were not exercised.

NOTE 6 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.

NOTE 7 – SUBSEQUENT EVENTS

Investment in associated companies

The Company, in May of 2005, sold 15,000 shares of Austral Pacific with a book value of $21,450 for proceeds of approximately $50,000. The Company now holds 1,414,940 shares of Austral Pacific.

Share purchase warrants

Share purchase warrants to purchase 900,000 common shares of the Company at an exercise price of $0.35 per share expired on June 13, 2005, as they were not exercised.